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                                                                    EXHIBIT 20.1

                                 PRESS RELEASE


For immediate release

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                 AVIVA INCREASES PRODUCTION IN GULF OF MEXICO
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DALLAS, TEXAS, NOVEMBER 12, 1996 . . . .Aviva Petroleum Inc. (AMEX: "AVV"), the
Dallas based oil and gas exploration company reported today on its operations in the Gulf of Mexico.

Aviva announced the recompletion of a well in its Main Pass 41 field, tripling oil production from the field. The well is currently recovering completion fluids while testing 400 barrels of oil and 500,000 cubic feet of gas per day combined from two zones at 6200' and 6880'. Both zones are choked back while early testing proceeds. These rates are expected to increase as the well cleans up.

A new well in the field, the JA-7, was completed in early October from the #4 sand at 6,850' producing 1,100,000 cubic feet of gas per day. Bottom hole pressure surveys taken recently indicate possible damage near the wellbore which, when corrected, could double current production from this well, and double pre JA-7 field-wide gas sales.

Aviva has a 35 percent working interest in Main Pass 41 and is the field operator.

Aviva Petroleum is engaged in the exploration for and the development and production of oil and gas in Colombia and onshore and offshore in the United States. Aviva's common stock is also quoted on the London Stock Exchange (symbol "AVP").

Further Information:

Ron Suttill
Aviva Petroleum Inc.
Dallas, Texas
214 691 3464